Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Harry Winston Diamond Corporation announces closing of the purchase to increase its ownership in the Diavik Joint Venture back to 40%

     TORONTO, Aug. 25 /CNW/ - Harry Winston Diamond Corporation (TSX: HW,
NYSE: HWD) (the "Company"), is pleased to announce the closing of the purchase of the 9% indirect interest in the Diavik Joint Venture from Kinross Gold
Corporation ("Kinross") that was previously announced on July 23, 2010. With this transaction completed, Harry Winston Diamond Corporation's ownership interest in the Diavik Joint Venture is reinstated to 40%.
     The aggregate purchase price for this transaction was US$220 million.
Kinross received US$50 million in cash, a promissory note in the amount of
US$70 million, plus the issuance of approximately 7.1 million treasury common shares of the Company. The promissory note will bear interest at a rate of 5%
per annum with a maturity date of August 25, 2011 and can be repaid in cash or, subject to certain limitations, treasury common shares issued by the
Company to Kinross.

     About Harry Winston Diamond Corporation

     Harry Winston Diamond Corporation is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry
Winston supplies rough diamonds to the global market from its 40 per cent ownership interest in the Diavik Diamond Mine.
     The Company's retail division is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris,
London, Beijing, Tokyo, and Beverly Hills.
     The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value.
This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.
     For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

     %SEDAR: 00003786E %CIK: 0000841071

     /For further information: Ms. Kelley Stamm, Manager, Investor Relations -
(416) 362-2237 ext 223 or kstamm(at)harrywinston.com/
     (HW. HWD)

CO:  Harry Winston Diamond Corporation

CNW 16:30e 25-AUG-10